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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49624

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 _____ AND ENDING 12/31/21 _____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SEABURY SECURITIES LLC _____

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

392 SPRINGFIELD AVENUE, 2ND FLOOR

_____
(No. and Street)

SUMMIT	NJ	07901
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MICHAEL T MARRONE	646-930-1906	MMARRONE@SEABURYSE
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSGNC&S CERTIFITED PUBLIC ACCOUNTANT PPL

_____
(Name – if individual, state last, first, and middle name)

97 FROEHLICH FARM BLVD	WOODBURY	NY	11797
(Address)	(City)	(State)	(Zip Code)

2/23/2010		5028	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, PATRICK DOWLING _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SEABURY SECURITIES LLC _____, as of DECEMBER 31 _____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature:

Title:
CEO

Lorraine Alejandro
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

SEABURY SECURITIES LLC

**STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT**

DECEMBER 31, 2021

SEABURY SECURITIES LLC

TABLE OF CONTENTS

December 31, 2021

The accompanying notes are an integral part of these financial statements.



Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Seabury Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Seabury Securities LLC (the "Company") (a Delaware limited liability company), as of December 31, 2021, and the related notes to the financial statement. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Seabury Securities LLC as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as the Company's auditors since 1998.

Woodbury, New York
February 25, 2022

SEABURY SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
CONFIDENTIAL PURSUANT TO RULE 17a-5(C)(3)
DECEMBER 31, 2021

ASSETS

Current Assets		
Cash	$	67,441
Prepaids		6,928
Total Assets	$	74,369

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities		
Accrued Expenses	$	26,422
Due to/from affiliates		2,153
Total Liabilities		28,575
MEMBER'S EQUITY		45,794
Total Liabilities and Member's Equity	$	74,369

The accompanying notes are an integral part of these financial statements.

Note 1 - Business Summary

Seabury Securities LLC (the "Company") is a registered broker/dealer and a member of the Financial Industry Regulatory Authority (FINRA). The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and does not claim exemption from the Customer Protection Rule but limits its business activities to those specified in footnote 74 of SEC Release No. 34-70073.

The Company provides financial advisory and investment banking services to aviation and related industries as well as small and medium-size corporations. Services consist of secured asset-based financings, private and public debt/equity offerings and placements, corporate finance and merger and acquisition advisory services.

Note 2 - Summary of Significant Accounting Policies

Statement of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, demand deposits and bank money market accounts with banks or financial institutions with original maturities of three months or less.

Accrual Basis of Accounting

The Company's financial statements are prepared using the accrual method of accounting. The Company's year-end is December 31.

Note 2 - Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a Limited Liability Company. Therefore, no provisions for federal or state taxes are made by the Company. Members of a Limited Liability Company are individually taxes on their pro-rata share of the Company's earnings. The Company is liable for taxes in several states and New York City. Total tax expense for the year ended December 31, 2020 is approximately $7,699.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 3 - Regulatory Requirements

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission basic Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2021 the Company had net capital of $38,866, which was $33,866 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2021 was 73.52%.

Exemption from Rule 15c3-3

The Company is does not claim exemption from the Customer Protection Rule but limits its business activities to those specified in footnote 74 of SEC Release No. 34-70073.

Note 4 - Concentration of Credit Risk

The Company maintains cash in bank accounts which at times may exceed federally insured limits. The Company has not experienced any loss in this account and believes it is not subject to any significant credit risk.

Note 5 - Related Party Transactions

Pursuant to a service agreement, the Company's affiliate provides various services and other operating assistance to the Company. These include professional fees, use of fixed assets, travel, insurance, subscriptions, taxes, personnel, benefits and other general and administrative services. The total amount of intercompany charges incurred by the Company was approximately $496,405. Approximately $2,153 was due by the Company to the affiliate related to the service agreement as of December 31, 2021.

Note 6 - Member's Equity

During the year 2021, the Company dividend to the Parent $6,230,000. Also during the year 2021 the Parent dividend $712,000 to the Company in the forms or cash infusions and forgiveness.

Note 7 - Fair Value

Effective January 1, 2008, the company adopted Statement of Financial Accounting Standards ("SFAS") ASC 820 "Fair Value Measurements and Disclosures," for assets and liabilities measured at fair value on a recurring basis. The adoption of ASC 820 had no effect on the Company's financial statements. ASC 820 accomplished the following key objectives:

Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value Measurements;

Requires consideration of the Company's creditworthiness when valuing liabilities; and

Expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets of liabilities in active markets.

Level 2 – inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset of liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3- inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, account receivable, accrued expenses and other liabilities, and deferred revenue.

Note 8 - Risk and Uncertainties – COVID-19

The Company continues to monitor and work with the management teams of the affiliated companies to which we provide services to navigate the significant market, operational and economic challenges created by the continuing COVID-19 pandemic. This has impacted the companies to which we provide services and the broader financial markets in general. The investment portfolio of these affiliated companies continues to be focused on a diversified mix of industries and sectors, and the Company believes they have effectively and efficiently responded to the challenges posed by COVID-19 and related orders imposed by state and local governments. At this point, the extent to which COVID-19 may impact the Company's financial condition or results of operations is uncertain, but the Company believes it has a sufficient level of liquidity to support its capital needs.

Note 9 - Uncertain Tax Positions

The Company's federal, state, and local tax returns are subject to possible examination by the taxing authorities until expiration of the related statutes of limitations on those tax returns. In general, the federal and state income tax returns have a three-year statute of limitations. The Company would recognize accrued interest and penalties associated with uncertain tax positions, if any, as part of the income tax provision.

Note 10 - Subsequent Events

These financial statements were approved by management and available for issuance on February 25, 2022. Subsequent events have been evaluated through that date.